Exhibit 99.1
NEWS RELEASE
FOR IMMEDIATE RELEASE
February 17, 2006

Extendicare Inc. Declares Preferred Share Dividend Payment - TSX: EXE.PR.E

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) announced today that a monthly dividend of $0.088 per share on the Company’s Class II Preferred Shares, Series 1 (EXE.PR.E) has been declared payable on March 15, 2006 to shareholders of record on February 28, 2006. The floating rate monthly dividend on the Class II Preferred Shares, Series 1 is based on the prime interest rate on January 31, 2006.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare’s website @ www.extendicare.com